November 25, 2013

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Ms. Linda Cvrkel, Accounting Branch Chief

RE:         Knight Transportation, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 6, 2013
File No. 001-32396

Dear Ms. Cvrkel:

Knight Transportation, Inc. (the “Company”) respectfully submits this response to your letter dated November 8, 2013, in which you set forth comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the financial statements and certain disclosures included in the Company’s Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarter ended June 30, 2013, and Current Reports on Form 8-K furnished on April 24, 2013, July 24, 2013, and October 23, 2013.  For ease of reference, we have reproduced the Staff’s comments in their entirety prior to our responses.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis, page 18

Recent Results of Operations and Year-End Financial Condition, page 19

1.
We note your disclosure on page 19 of Non-GAAP adjusted net income attributable to Knight and Non-GAAP adjusted net income attributable to Knight per diluted share.  Please revise to include the disclosures required by Item 10(e) of Regulation S-K, whenever you disclose a non-GAAP financial measure in your filing.  These disclosures include:

o	a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP;

o
a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

U.S. Securities and Exchange Commission
November 25, 2013

o	to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure.

Company Response:

The Company acknowledges the Staff’s comment and the Company’s inclusion of adjusted net income attributable to Knight and adjusted net income attributable to Knight per diluted share in the Company’s Form 10-K for the year ended December 31, 2012.

We will revise our future filings to include the disclosures required by Item 10(e) of Regulation S-K whenever we disclose non-GAAP financial measures in our filings.  In doing so, we will limit our presentation of non-GAAP financial measures within our filings to only those non-GAAP financial measures that we believe are useful and meaningful to investors and that are used by management in the operation and evaluation of our business.  Accordingly, for each such individually referenced non-GAAP financial measure disclosed in our future filings, we will:

•	provide a reconciliation to the most directly comparable GAAP financial measure in accordance with Item 10(e)(i)(B) of Regulation S-K and Regulation G;

•
in accordance with Items 10(e)(i)(C) and 10(e)(i)(D), explain why management believes each non-GAAP financial measure provides useful information to investors and, if material, any additional purposes for which management uses such non-GAAP measure;

•	place more prominence on the GAAP information by presenting each GAAP financial measure in bold face text or other reasonably prominent type; and

•	include the following cautionary language similar to the following paragraph in a footnote to the reconciliation to further emphasize the limitations of the non-GAAP adjusted information:

We use “non-GAAP financial measures,” as defined in Regulation G of the Securities Exchange Act of 1934, that differ from financial statements reported in conformity to U.S. generally accepted accounting principles (“GAAP”).  In accordance with Regulation G, we reconciled each non-GAAP financial measure to its most directly comparable GAAP measure.  Management uses non-GAAP financial measures to assess our performance and allocate resources.  We believe non-GAAP disclosures also provide investors with information used generally in our industry for evaluating operating results.  Investors should not place undue reliance on non-GAAP financial measures, nor should investors consider non-GAAP financial measures as more meaningful than, or as substitutes or replacements for, financial measures prepared in accordance with GAAP.

U.S. Securities and Exchange Commission
November 25, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Note 4.  Segmentation, page 9

2.
We note your disclosure in Note 4 that based on the guidance set forth in ASC Sub-Topic 280-10, you have determined you have one reportable segment because all five operating segments meet all of the aggregation criteria set forth in the guidance.  You also disclose that you concluded that all operating segments exhibit similar long-term economic characteristics, have similar performance indicators, and are exposed to the same competitive, operating, financial, and other risk factors.  We note that this disclosure is consistent with that made in the Form 10-K for the year ended December 31, 2012.  However, we also note your disclosures on page 18 and 19 of MD&A in your Form 10-Q for the quarter ended June 30, 2013, that your non-asset based business has lower margins than your asset-based business; your non-asset based business is now 20% of revenue; and revenue growth of your non-asset-based business was 64% in the second quarter of 2013 versus only 2.5% growth in asset-based revenue.  In light of these disclosures, please tell us why you believe your asset-based and non-asset-based operations are economically similar and therefore, can be aggregated for segment reporting purposes pursuant to ASC 280-10-50-11.  As part of your response, please tell us the average margins that have been generated by each of your operating segments for each of the periods presented in the Company’s financial statements and provide us with your analysis for which you determined your assets-based and non-asset-based segments are economically similar, including the measure for which your CODM uses to review operating performance and resource allocation.  Also, please tell us if any of your operating segments meet the quantitative thresholds described in ASC 280-10-50-12 as of June 30, 2013.  We may have further comment upon review of your response.

Company Response:

Summary

The Company acknowledges the Staff’s comment and the Company’s prior determination that we have one reportable segment based on the guidance provided in Accounting Standards Codification (“ASC”) Sub-Topic 280-10, Segment Reporting – Overall.

Our five operating segments have historically satisfied the aggregation criteria set forth in such guidance through the third quarter of 2013.  A brief summary of the support for our conclusion is set forth under "Historical Aggregation of Asset-Based and Non-Asset Based Businesses."

Currently evolving events and planned future changes in our business are causing us to re-evaluate the aggregation criteria.  These events (including new leadership, new marketing strategy, the planned fourth quarter 2013 implementation of a new Non-Asset Based operating system,  and changes in reports that our CODM will review) are discussed in more detail below under "Future Reportable Segment Considerations." Based on the changes expected to be completed during the fourth quarter of 2013, specifically the stand-alone Non-Asset Based operating system and revised CODM reporting, we propose to revise our future filings to report two segments (Asset-Based and Non-Asset Based) beginning with our Annual Report on Form 10-K for the year ended December 31, 2013.

U.S. Securities and Exchange Commission
November 25, 2013

Historical Aggregation of Asset-Based and Non-Asset Based Businesses

We provide multiple truckload transportation and logistics services through five operating segments.  Our Asset-Based business is comprised of three operating segments:  (i) dry van truckload, (ii) temperature-controlled truckload and (iii) drayage services.  Through our Asset-Based business, we operate our large tractor fleet and contract with third-party equipment providers to provide truckload services to our customers.  Our Non-Asset Based business consists of two operating segments:  (a) freight brokerage and (b) rail-intermodal.  We provide logistics, freight management and other non-trucking services to our customers through our Non-Asset-Based business.  Historically, we have aggregated our Asset-Based and Non-Asset Based segments.

Aggregation of Operating Segments

We evaluate our operating segments for aggregation based on the ASC 280-10-50-12 criteria.

Our historical evaluation of the operating segments has been as follows:

A)
The nature of the products and services.  All operating segments are involved in freight transportation. These segments operate in the same economic environment and compete for the same customers and against the same competition.

B)
The nature of the production service.  The nature of the process is movement of freight from one point to another by tractor/trailer combinations, involving the scheduling of our own equipment or contracting for the use of another carrier's equipment.  Service centers coordinate the load procurement, planning, and delivery process and use Asset-Based or Non-Asset Based capacity at their discretion.

C)
The type or class of customer for their products and services.  The customer base is homogenous, comprising Fortune 500 and other shippers of full truckloads of commodities.  Many customers use both our Asset-Based and our Non-Asset Based services.  Sometimes, the Asset-Based and Non-Asset Based segments will both handle parts of the same movement of goods.

D)
The methods used to distribute their products or provide their services.  Our operating segments use similar methods to provide for the transportation of freight including the use of tractors, trailers, drivers, dispatching, billing, collections, and marketing.

E)
If applicable, the nature of the regulatory environments.  The  operating segments are regulated by the Federal Highway Administration, U.S. Department of Transportation, and various other Federal and state regulatory bodies, under motor carrier or property broker authority, respectively.

Historically, our Chief Executive Officer (CODM) reviewed financial performance measures and allocated capital at the local service center level.  Many of our service centers have both Asset-Based and Non-Asset Based operations, and the service center leader and sales staff were charged with managing both.  In our evaluation of economic characteristics, we reviewed various financial performance indicators, including growth rate, gross/operating margins, return on capital, and revenue per mile of each service center and of the segments included within each service center. In addition, we also considered competitive, operating, and financial risks associated with each segment, and we concluded that each faced similar macro risks, including a highly fragmented and competitive freight transportation market, changes in economic activity, collection risk, regulatory changes, and fuel prices.

U.S. Securities and Exchange Commission
November 25, 2013

Future Reportable Segment Considerations

During 2013, a series of evolving current events and planned future changes in our business is affecting our evaluation of the requirements relating to segment reporting, as follows:

(i)
The nature of the products and services.   Historically service centers marketed and provided both services in a manner somewhat opaque to the customer.  The Non-Asset Based Business often functioned as an "overflow" unit where our Asset-Based business would outsource loads it otherwise did not wish to handle, or the Non-Asset Based business relied upon the Asset-Based business to cover loads it could not place with third parties. In early 2013, we put in place new leadership in our Non-Asset Based business because we believed this business could evolve and grow as a viable stand-alone segment. During 2013, through a more centralized and Non-Asset Based oriented marketing and bidding effort, we have increased targeting of Non-Asset based freight with unique pricing based on providing Non-Asset Based services. We have seen the recent bid volume for our Non-Asset Based business increase by approximately 50% in 2013 compared to 2012. As our Non-Asset business has continued to evolve in 2013, we are becoming more capable of providing these services to more and more customers. With the evolution of the Non-Asset Based business and the addition of rail-intermodal service, the linkage between our Asset-Based and Non-Asset Based businesses is decreasing.

(ii)
The nature of the production service.  The production processes of our Asset-Based and Non-Asset Based businesses are becoming more separate due to stand-alone marketing and seeking "brokerage only" freight.   To help with the growth and management of our evolving Non-Asset Based business, we are implementing new software systems specifically designed for this type of activity. Implementation is scheduled to be complete by December 31, 2013, and is expected to be a key element to allowing separate operation and measurement of the Non-Asset Based business as compared with the historical practice of our CODM evaluating results at the service center level.

(iii)
The type or class of customer for their products and services.  The type of customer remains largely the same in both the Asset-Based and Non-Asset Based businesses.  However, through separate marketing efforts, the Non-Asset Based business is now reaching customers that previously would not have been contacted by the service centers because of their primary emphasis on Asset-Based operations.

(iv)
The methods used to distribute their products or provide their services.  The methods used to provide Asset-Based and Non-Asset Based services will remain similar, although will become more differentiated with the implementation of the new operating system specifically for Non-Asset Based business.

(v)
If applicable, the nature of the regulatory environments.  The regulatory system for both businesses is implemented and administered by the U.S. Department of Transportation (the “DOT”).  Our Asset-Based business operates under motor carrier authority and is subject to safety, liability and higher insurance regulatory requirements.  Our Non-Asset Based business operates under brokerage authority and is subject to less stringent regulatory requirements, although the third-party capacity providers contracted with by our Non-Asset Based business are subject to such rules. Changes in the on-duty hours of service for truck drivers effective July 1, 2013, directly and negatively impacted our Asset-Based capacity and provided opportunity for our Non-Asset Based business to source third-party capacity for customers.

U.S. Securities and Exchange Commission
November 25, 2013

In addition, our CODM will begin reviewing the Non-Asset Based business financial performance measures produced by the new operating system to evaluate the Non-Asset Based business separately from the Asset-Based business, rather than at the service center level.

We note the following developments during 2013: (i) the growth of our Non-Asset Based business, both independently and in relation to our Asset Based business, which shrank due to the economics of driver sourcing, in part due to new regulations; (ii) the effects of regulatory changes on our business, including the driver hours-of-service requirements that became effective on July 1, 2013; (iii) the growth of our rail-intermodal service, which does not function as a direct adjunct of our Asset-Based business; and (iv) ongoing changes in the methods and means by which we market our Non-Asset Based business.  The listed items did not change our evaluation of segment aggregation as of September 30, 2013.  However, with the planned implementation of the new stand-alone brokerage operating system that will be used by our Non-Asset Based business, and the planned revised reporting packet to be reviewed by our CODM to evaluate our Non-Asset Based business operating performance and resource allocation, the Company has determined that separate segment reporting of its Non-Asset Based business and Asset-Based business would be appropriate commencing with its Annual Report on Form 10-K for the year ending December 31, 2013.  The Company proposes to revise its future filings to include segment reporting of those two segments in future filings with the Commission.  In light of the future reporting and discussions with the staff, the historical operating margin information and analysis is not included in this response.

Form 8-Ks furnished October 23, 2013, July 24, 2013, and April 24, 2013

3.
We note your disclosure of the non-GAAP financial measures adjusted operating income, adjusted net income and adjusted earnings per diluted share.  We also note that you have disclosed a reconciliation of GAAP income to non-GAAP income.  Please note that we do not believe it is appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures, because it may attach undue prominence to the non-GAAP information.  Please revise your reconciliation accordingly.  See Question 102.10 of the Compliance & Disclosure Interpretation Non-GAAP Financial Measures dated July 8, 2011.

Company Response:

The Company acknowledges the Staff’s comment, the guidance within Question 102.10 of the Commission’s Non-GAAP Financial Measures Compliance & Disclosure Interpretation dated July 8, 2011, and the Company’s inclusion of non-GAAP financial measures adjusted operating income, adjusted net income and adjusted earnings per diluted share and a reconciliation of GAAP income to non-GAAP income in each of the current reports on Form 8-K furnished to the Commission on April 24, 2013, July 24, 2013 and October 23, 2013.  We will revise our reconciliation in future filings to omit a full non-GAAP income statement.

In connection with the responses contained in this letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing responses or require any additional information, please contact me by telephone at (602) 352-5051 or fax at (602) 606-6149.

Sincerely,

/s/ Adam Miller
Adam Miller
Chief Financial Officer, Secretary and Treasurer